Exhibit 99.13

IMPACT OF CHANGE IN REPORTING CURRENCY ON 2009 FINANCIAL STATEMENTS PRESENTED IN 2011 ANNUAL REPORT OF MI DEVELOPMENTS INC.

The consolidated financial statements for periods prior to January 1, 2012 were reported using the U.S. dollar. Effective January 1, 2012, the Company’s reporting currency was changed to the Canadian dollar. With the change in the reporting currency, all comparative financial information has been recast from U.S. dollars to Canadian dollars to reflect the Company’s consolidated financial statements as if they had been historically reported in Canadian dollars. The consolidated U.S. dollar balance sheets at December 31, 2011 and 2010 were translated into the Canadian dollar reporting currency by translating assets and liabilities at the applicable end-of-period exchange rates and translating equity balances at historical exchange rates. The consolidated statements of income and cash flows were translated into Canadian dollars using the weighted average exchange rate for the applicable period. The resulting foreign currency translation adjustment is reported as a component of other comprehensive income (loss) and accumulated other comprehensive loss. The impact of the change in reporting currency on the balance sheets as at December 31, 2011 and 2010, and the consolidated statements of income (loss), comprehensive income (loss), deficit and cash flows for the years ended December 31, 2011 and 2010 is summarized in Appendix C to the Notice of Special Meeting of Shareholders and Management Information Circular/Proxy Statement in respect of the Special Meeting of Shareholders dated October 11, 2012. A summary of the impact of the change in reporting currency on the consolidated statement of loss, comprehensive loss, deficit and cash flows for the year ended December 31, 2009 is in the tables below:

Consolidated Statement of Loss Year ended December 31, 2009	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN

Revenues
Rental	$170,286	$23,429	$193,715
Interest and other income from MEC	43,469	5,202	48,671
	213,755	28,631	242,386

Operating costs, expenses and income
General and administrative	48,431	6,027	54,458
Depreciation and amortization	40,973	5,636	46,609
Interest expense and other financing costs, net	14,687	1,977	16,664
Other operating costs and expenses	1,684	191	1,875
Write-down of long-lived assets	4,498	246	4,744
Impairment provision relating to loans receivable from MEC	90,800	4,949	95,749
Operating income	12,682	9,605	22,287
Deconsolidation adjustment to the carrying values of Granite’s investment in, and amounts due from MEC	(46,677)	(11,450)	(58,127)
Other losses, net	(7,592)	(405)	(7,997)
Loss before income taxes	(41,587)	(2,250)	(43,837)
Income tax expense	2,045	1,236	3,281
Loss from continuing operations	(43,632)	(3,486)	(47,118)
Loss from discontinued operations	(4,965)	(1,153)	(6,118)
Net loss	(48,597)	(4,639)	(53,236)
Add net loss attributable to the noncontrolling interest	6,308	1,507	7,815
Net loss attributable to Granite	$(42,289)	$(3,132)	$(45,421)

Loss attributable to Granite
- continuing operations	$(43,632)	$(3,486)	$(47,118)
- discontinued operations	1,343	354	1,697
	$(42,289)	$(3,132)	$(45,421)

Basic and diluted earnings (loss) attributable to each Granite Common or Class B Share
- continuing operations	$(0.93)	$(0.08)	$(1.01)
- discontinued operations	0.02	0.02	0.04
Total	$(0.91)	$(0.06)	$(0.97)

Consolidated Statement of Comprehensive Loss Year ended December 31, 2009	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN

Net loss	$(48,597)	$(4,639)	$(53,236)
Foreign currency translation adjustment	48,241	(255,685)	(207,444)
Other changes to comprehensive loss	(11,881)	(4,505)	(16,386)
Comprehensive loss	(12,237)	(264,829)	(277,066)
Add: comprehensive loss attributable to the noncontrolling interest	6,303	1,518	7,821
Comprehensive loss attributable to Granite	$(5,934)	$(263,311)	$(269,245)

Consolidated Statement of Deficit Year ended December 31, 2009	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN

Deficit, beginning of year	$(120,855)	$(35,672)	$(156,527)
Net loss attributable to Granite	(42,289)	(3,132)	(45,421)
Dividends	(28,025)	(3,716)	(31,741)
Deficit, end of year	$(191,169)	$(42,520)	$(233,689)

Consolidated Statement of Cash Flow Year ended December 31, 2009	As Previously Reported	Foreign Exchange	As Recast
	USD		CDN

OPERATING ACTIVITIES
Loss from continuing operations	$(43,632)	$(3,486)	$(47,118)
Items not involving current cash flows	141,903	17,260	159,163
Changes in non-cash working capital balances	12,366	1,759	14,125
Cash provided by operating activities	110,637	15,533	126,170

INVESTING ACTIVITIES
Loan advances to MEC, net	(43,440)	(6,180)	(49,620)
Real estate property additions	(7,942)	(1,191)	(9,133)
Other	(211)	(123)	(334)
Cash used in investing activities	(51,593)	(7,494)	(59,087)

FINANCING ACTIVITIES
Repayment of long-term debt	(3,309)	(722)	(4,031)
Dividends paid	(28,025)	(4,047)	(32,072)
Cash used in financing activities	(31,334)	(4,769)	(36,103)

Effect of exchange rate changes on cash and cash equivalents	5,235	(16,077)	(10,842)
Net cash flows provided by continuing operations	32,945	(12,807)	20,138
Net cash flows used in discontinued operations	(52,656)	(13,526)	(66,182)
Net decrease in cash and cash equivalents during the year	(19,711)	(26,333)	(46,044)
Cash and cash equivalents, beginning of year	154,874	32,632	187,506
Cash and cash equivalents, end of year	135,163	6,299	141,462
Less: cash and cash equivalents of discontinued operations, end of year	(164)	(8)	(172)
Cash and cash equivalents of continuing operations, end of year	$134,999	$6,291	$141,290